Exhibit 99.1

ParaZero Announces Preliminary Unaudited Results for the First Six Months of 2025

Kfar Saba, Israel, Aug. 04, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announces preliminary unaudited results for the six months ended June 30, 2025.

The Company’s revenues for the six months ended June 30, 2025, are expected to amount to approximately $350,000 compared to $283,000 for the six months ended June 30, 2024. As of June 30, 2025, the Company had cash and cash equivalents of approximately $4.8 million, compared to approximately $5.3 million on June 30, 2024.

This unaudited preliminary and partial financial information regarding revenues for the six months ended June 30, 2025, is based upon the Company’s estimates and is subject to completion of its financial closing procedures. Moreover, this financial information has been prepared solely on the basis of currently available information. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary information or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary and partial financial information is not a comprehensive statement of the Company’s financial results for this period.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its estimated revenue for the six months ended June 30, 2025. Such unaudited results described in this press release are subject to adjustment resulting from the Company’s completion of its internal financial accounting procedures, as well as the audit of the Company’s financial statements by its independent registered public accounting firm. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com